Huifeng Bio-Pharmaceutical Technology Inc.
16B/F Ruixin Bldg., No. 25 Gaoxin Road Xi’an 710075 Shaanxi Province, China

April 7, 2011

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission Division of Corporation Finance
100 F Street NE Washington, DC 20549

Re:           Huifeng Bio-Pharmaceutical Technology Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed April 15, 2010 Form 10-Q for the Period Ended September 30, 2010 File No. 000-32253

Dear Mr. Rosenberg:

On March 24, 2011, Huifeng Bio-Pharmaceutical Technology Inc. received a letter from the Staff of the Securities and Exchange Commission (the "Commission") dated March 24, 2011 (the “Letter”).  After reviewing the comments and discussions with our counsel and auditor, we came to realize that it was necessary for us to employ a binomial model to value warrants outstanding as of December 31, 2009 as a method to collaborate our results currently reflected in our financial statement using Black-Scholes model. Considering the time we need to retain an independent appraiser to value the warrants and the appraiser to complete the engagement, the Company is hereby respectively submitting this request for an extension of the due date of the Company’s response to the Letter to June 30, 2011.

Comments or questions regarding this letter may be directed to the undersigned or Alisande M. Rozynko or Caroline L. Cao of The Crone Law Group, at (415) 955-8900, ext. 117 or ext. 108.

Sincerely,

/s/ Jing’an Wang

Jing’an Wang
Chief Executive Officer

Enclosures

cc:           Alisande M. Rozynko The Crone Law Group